FIRST AMENDMENT TO OPERATING AGREEMENT

THIS FIRST AMENDMENT TO OPERATING AGREEMENT ("Amendment") for Experience Tech, LLC, a Kentucky limited liability company (the "Company"), is dated as of the 12th day of July 2023, by the undersigned Members of the Company.

Recitals

WHEREAS, the Members have executed that certain Operating Agreement of the Company (the "Agreement") with an effective date of August 30, 2022.

WHEREAS, in accordance with Section 11.03 of the Agreement, the Members desire to amend Section 10.02 of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the adequacy, receipt, and sufficiency of which being hereby acknowledged, the Members agree as follows:

1. Section 10.02 of the Agreement is hereby deleted in its entirety and replaced with the following:

Section 10.02. Winding Up. Upon the occurrence of an event effecting the dissolution of the Company, unless other disposition or division is unanimously agreed upon in writing by the Members, the Members and Assignees agree to execute any and all documents necessary in order to sell the real and personal property of the Company and to perform all other necessary tasks to dissolve the Company. In the event any Member or Assignee refuses to execute any of the above documents or to perform any necessary tasks, the refusing Member or Assignee shall be charged with the expenses incurred in dissolution. Upon dissolution, all of the Members and Assignees shall share in any profits and losses of the business during the period of liquidation in the same proportion in which they shared the profits and losses prior to the termination of the Company business. The proceeds of liquidation shall be distributed in the following order:

(a) To creditors, including Members who are creditors to the extent permitted by law, to satisfy the liabilities of the Company whether by payment except for liabilities for distributions to Members under KY Rev Stat § 275.310;

(b) To the Members and Assignees, until distributions under this Section 10.2(b) equal the amount of such Member's Capital Contribution but only to the extent such Capital Contribution was made in immediately available U.S. funds (each a "Cash Contribution" and collectively, the "Cash Contributions"). If the distributions are not sufficient to satisfy all of the Cash Contributions of the Members, then distributions will be paid to the Members who made Cash Contributions pro rata based on the total amount of the Cash Contributions made by the Members;

(c) To the creation of any reserves which the Company determines reasonably necessary for any contingent liabilities of the Company or any Member arising out of or in connection with a Company liability;

(d) To the payment of any liabilities to the Members or Assignees (other than capital and profit), arising out of or in connection with a Company liability, or if the amount available for such payment be insufficient, then pro rata on account thereof; and

(e) To the Members and Assignees pro rata in accordance with and to the extent of the positive balance in their respective Capital Accounts.

Any such distributions to the Members and Assignees in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in the Treasury Regulations.

2. If any provision of this Amendment or the application of such provision to any Person or circumstance shall be held invalid by a court or tribunal of competent jurisdiction, the remainder of this Amendment, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected.

3. All capitalized terms set forth herein not otherwise defined shall have the meaning set forth in the Agreement.

4. Except as set forth herein, the terms and conditions of the Agreement shall remain unaffected and in full force and effect.

5. This Amendment may be executed in any number of counterparts, each of which will, when taken together, be considered one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

"COMPANY"

EXPERIENCE TECH, LLC,
a Kentucky limited liability company

DocuSigned by:
By: Edwin Fieldhouse III
E1B6B251FDBE4C2...
Edwin B. Fieldhouse, III, Chief Executive Officer

"MEMBERS"

DocuSigned by:
Edwin Fieldhouse III
E1B6B251FDBE4C2...
Edwin B. Fieldhouse, III

SLINGSHOT VENTURES, LLC,
a Kentucky limited liability company

DocuSigned by:
By: David Galownia
936077D192C2486...
David Galownia, Manager